UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 11, 2021

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

On Atlis Motor Vehicles, Inc’s (“the Company”) August 28, 2020 Regulation A Preliminary Offering Circular (“Offering Circular”) qualified by the SEC on September 15, 2020, the Company stated that “This offering will terminate on the earlier of (i) January 15, 2021, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold; or (iii) when our board of directors elects to terminate the Offering (in either case, the “Termination Date”).”

Pursuant to (i), the Company has elected to extend its Regulation A Termination Date up to one hundred and eighty (180) days. The Company’s Board of Directors has issued a formal resolution authorizing the extension of its Regulation A offering to a Termination Date the earlier of (i) July 14, 2021; (ii) the date on which the Maximum Offering is sold; or (iii) when the Board of Directors otherwise elects to terminate the Offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: January 11, 2021